EXHIBIT 12
Computation of Ratio of Earnings to Fixed Charges
The computation of Ratio of Earnings to Fixed Charges as shown on this Exhibit 12 is provided pursuant to Items 503(d) and 601(12) of Regulation S-K.

(in millions)	2013	2012	2011	2010	2009
Income (loss) before income tax benefit (expense)(A)	$(985)	$(1,082)	$506	$388	$395
Less: Net income attributable to non-controlling interests	(54)	(48)	(55)	(44)	(25)
Dividends from non-consolidated affiliates	13	7	4	5	59
Interest expense(B)	264	213	203	215	235
Debt amortization expense	57	46	44	38	16
Interest portion of rent expense(C)	24	21	18	19	18
Total earnings (loss)	$(681)	$(843)	$720	$621	$698

Capitalized interest	$5	$9	$18	$4	$1
Interest expense(B)	288	234	221	234	253
Debt amortization expense	57	46	44	38	16
Total fixed charges	$350	$289	$283	$276	$270

Ratio of earnings to fixed charges	—	—	2.54	2.25	2.59
Earnings shortfall	$(1,031)	$(1,132)	$—	$—	$—
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(A)    Excludes equity in income (loss) of non-consolidated affiliates.

(B)	Excludes interest expense on income tax contingencies.

(C)	Represents an estimated amount of rental expense (33%) that is deemed to be representative of the interest factor.

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